Sutherland Draft
3/11/16

THOMAS E. BISSET DIRECT LINE: 202.383.0118 E-mail: thomas.bisset@sutherland.com

March 14, 2016

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	MEMBERS Horizon Variable Separate Account Registration Statement on Form N-4 File Nos. 333-207276; 811-23092

Dear Commissioners:

On behalf of MEMBERS Life Insurance Company (the “Company”) and MEMBERS Horizon Variable Separate Account (the “Variable Separate Account”), the Company is transmitting for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), a copy of Pre-Effective Amendment No. 2 (the “Amendment”) to the above referenced Form N-4 Registration Statement (the “Registration Statement”) for certain flexible premium deferred variable and index linked annuity contracts (the “Contracts”).

The Amendment incorporates changes made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Pre-Effective Amendment No. 1 to the Registration Statement in a phone call with Counsel for the Company and Elizabeth Bentzinger, Staff Attorney at the Commission, on February 24, 2016. The Amendment also reflects clarifying or stylistic changes. Financial statements for the Company and other information necessary to complete the Registration Statement have been included in the Amendment.

The following paragraphs provide the Company’s response to the Staff’s comments. For the Staff’s convenience, each comment is set forth in full below, followed by the response.

General:

1.	Please conform the Contract name on the front cover page of the prospectus with the Contract name on the cover page of the statement of additional information and the EDGAR class identifier.

U.S. Securities and Exchange Commission
March 14, 2016

Response:

In response to the Commission Staff’s comment, the Company conformed the Contract name on the front cover page of the prospectus and statement of additional information with the EDGAR class identifier.

Cover Page

2.	Please clarify in the last sentence of the fourth paragraph of the cover page whether an Owner can establish two Risk Control Accounts at one time and whether an Owner can establish new Risk Control Accounts prior to the Risk Control Account Maturity Date of a current Risk Control Account.

Response:

In response to the Commission Staff’s comment, the Company revised the last sentence of the fourth paragraph of the cover page to state, “Only one Risk Control Account Period can be in force at any time. This would allow for both a Secure Acount and Growth Account for both reference indexes (the S&P 500 Index and the MSCI EAFE Index) to be established for the same Risk Control Account Period. However, once a Risk Control Account is in force, new Risk Control Accounts cannot be established until the termination of the existing Risk Control Accounts on the Risk Control Account Maturity Date.”

3.	In the second paragraph following the list of underlying funds:

a.	Please remove the quotation marks around the phrase “less favorable than.”

Response:

The Company removed the quotation marks around the phrase “less favorable than.”

b.	Please revise the seventh sentence to state, “However, any Risk Control Account value will not decline by more than 10% for any one-year period if negative index performance is less favorable than 10%.”

Response:

In response to the Commission Staff’s comment, the Company revised the seventh sentence to state, “However, any Risk Control Account value will not decline by more

U.S. Securities and Exchange Commission
March 14, 2016

than 10% from investment performance for any one-year period if negative index performance is less favorable than 10%.”

How Your Contract Works (pp. 5-10); Getting Started – The Accumulation Period (pp. 16-19); Risk Control Account Option (pp. 38-47)

4.	30-day Period

a.	How Your Contract Works: Allocation Options. Please confirm whether the availability of the 30-day transfer window depends on the initial premium coming from multiple sources or whether it is available so long as a portion of the initial premium is allocated to a Risk Control Account. Please modify the disclosure in the eighth paragraph of this section as appropriate.

Response:

The Company confirms that the availability of the 30-day transfer window is not dependent on whether the initial premium came from multiple sources or a single source. The Company has reviewed and confirmed the accuracy of the subject disclosure.

In response to the Commission Staff’s comment, a definition for the term “Thirty Day Period to Discontinue Initial Risk Control Account” has been added to the Glossary.

b.	Getting Started – The Accumulation Period: Thirty Day Period to Discontinue Initial Risk Control Accounts. Please confirm whether the availability of the 30-day transfer window depends on the initial premium coming from multiple sources or whether it is available so long as a portion of the initial premium is allocated to a Risk Control Account. Please modify the disclosure in the first sentence of the first paragraph of this section as appropriate.

Response:

In response to the Commission Staff’s comment, the Company modified the first sentence of the first paragraph under the “Thirty Day Period to Discontinue Initial Risk Control Accounts” section of the prospectus to state, “If at the time the Contract is purchased a portion of the initial Purchase Payment is allocated to a Risk Control Account Option, the Risk Control Account portion of your initial Purchase Payment will be allocated to the Holding Account before it is transferred to a Risk Control Account.” The Company also confirms the accuracy of the remaining disclosure of that section of the prospectus, in particular, the disclosure addressing the Thirty Day Period to Discontinue the Initial Risk Control Accounts.

U.S. Securities and Exchange Commission
March 14, 2016

c.	Risk Control Account Option. Please confirm whether the availability of the 30-day transfer window depends on the initial premium coming from multiple sources or whether it is available so long as a portion of the initial premium is allocated to a Risk Control Account. Please modify the disclosure in the first sentence of the third paragraph of this section as appropriate.

Response:

In response to the Commission Staff’s comment, the Company has reviewed and confirmed the accuracy of the subject disclosure.

Transfers (pp. 24-25)

5.	In the first paragraph of this section, please add a new third bullet point that states, “Between Risk Control Accounts and Variable Subaccounts under the Thirty Day Period to Discontinue the Initial Risk Control Account.”

Response:

The Company added as a new third bullet point the disclosure recommended by the Commission Staff.

Bailout Provisions

6.	Please explain supplementally how the Bailout Provision is meaningful if the Bailout Rate is the same as the minimum Index Rate Cap.

Response:

The Company believes that the Bailout Provision is a meaningful provision under the Contract in that if the Index Rate Cap for a Risk Control Account is set below the Bailout Rate for a Risk Control Account Contract, Contract Owners would have the right to transfer from that Risk Control Account to the Variable Subaccounts without the application of a Market Value Adjustment. The Company notes that the prospectus for the Contract discloses that the Bailout Rate for Risk Control Accounts under the Secure Account can range from 1% to 10% and for Risk Control Accounts under the Growth Account can range from 1.5% to 25%.

In determining the Bailout Rate for Risk Control Accounts under the Secure Account and the Bailout Rate for Risk Control Accounts under the Growth Account at the time a Contract is issued, the Company will consider, among other things, the following factors: current market interest rates; recent and anticipated changes in the financial markets; competitive market pressures; and current Index Rate Caps. The Company will not set

U.S. Securities and Exchange Commission
March 14, 2016

the Bailout Rates to equal or move in lock step with the minimum Index Rate Caps under the Contract. In fact, the minimum Index Rate Caps for the Risk Control Accounts are not taken into consideration by the Company in determining the Bailout Rate for those Risk Control Accounts. The Company notes that when sales of the Contract commence the Bailout Rate for Risk Control Accounts under the Secure Account and the Bailout Rate for Risk Control Accounts under the Growth Account will be set above the minimum Index Rate Cap for those Risk Control Accounts.

The Company notes that other insurance companies offering index annuity contracts that have been registered as securities with the Commission do not identify a bailout rate or a range for bailout rates in the prospectuses for those contracts.

Expense Tables (pp. 12-15)

7.	Periodic Charges to the Variable Subaccounts. Please add a parenthetical immediately following the term “Contract Fee on Variable Subaccounts” in this fee table stating the basis upon which the Contract Fee is assessed (e.g., as a percentage of average Variable Subaccount Value).

Response:

The Company has added the disclosure recommended by the Commission Staff.

8.	Please bold the second sentence in the eighth paragraph of this section.

Response:

In response to the Commission Staff’s comment, the Company bolded the second sentence in the eighth paragraph of the “Expense Tables” section of the prospectus.

Fees (pp. 14-16)

9.	Please remove the phrase “under the Bailout Provision” from the last bullet in the third paragraph of this section.

Response:

In response to the Commission Staff’s comment, the Company removed the phrase “under the Bailout Provision” from the last bullet in the third paragraph of the “Fees” section of the prospectus.

U.S. Securities and Exchange Commission
March 14, 2016

10.	Transfer Fee. The second to last and last sentences in this paragraph are inconsistent with respect to the account(s) from which the transfer fee is deducted. Please reconcile the inconsistency.

Response:

In response to the Commission Staff’s comment, the Company has removed the second to last sentence in this paragraph.

Cover Page

11.	In the tenth paragraph of this section, please confirm whether the Company’s right to refuse or limit additional Purchase Payments is limited to the Risk Control Accounts or applies to the entire Contract.

Response:

In response to the Commission Staff’s comment, the subject disclosure has been modified to state as follows, “The Company has the right to refuse or limit the amount and frequency of additional Purchase Payments allocated under the Contract and to refuse or limit the amount and frequency of additional Purchase Payments that may be allocated to the Risk Control Accounts.”

Risk Control Account Option (pp. 38-47)

12.	Please bold the second to last sentence of the second paragraph of this section.

Response:

In response to the Commission Staff’s comment, the Company bolded the second to last sentence of the second paragraph of the “Risk Control Account Option” section of the prospectus.

13.	Risk Control Account Value. In the first paragraph of this subsection, the addition of the language “interest credited to each” causes the formula to be incorrect. Please correct the formula.

Response:

In response to the Commission Staff’s comment, the Company removed the phrase “interest credited for each” from the first paragraph of this subsection.

U.S. Securities and Exchange Commission
March 14, 2016

General

14.	The terms “Interest Rate Cap” (used seven times throughout the prospectus), “Interest Rate Floor” (used ten times throughout the prospectus) and “Credited Index Interest” (used two times throughout the prospectus) are not defined terms and appear duplicative of defined terms in the prospectus. Please replace those terms with appropriate terms.

Response:

The Company has complied with the Commission Staff comment.

Risk Control Account Option (pp. 38-47)

15.	Accumulation Credit Factors. The Accumulation Credit Factor formula does not line up with the following examples. Please reconcile the disclosure.

Response:

In response to the Commission Staff comment, the Company revised the examples to demonstrate more clearly how the formulas provided in the “Risk Control Account Value” section of the prospectus can be used to determine Accumulation Credit Factors and Risk Control Account Values.

16.	Examples, Example 3. Remove the phrase “minus 1” from the first sentence in the first paragraph following Example 3.

Response:

In response to the Commission Staff’s comment, the Company removed the phrase “minus 1” from the first sentence in the first paragraph following Example 3.

17.	Examples. Replace the term “unadjusted index value” with the term “closing index value” in the examples.

Response:

The Company replaced the term “unadjusted index value” with the term “closing index value” in the examples.

18.	Accumulation Credit Factors. In the third sentence of the fifth paragraph of this subsection, replace the term “Contract Anniversary” with the term “Risk Control Account Anniversary.”

U.S. Securities and Exchange Commission
March 14, 2016

Response:

The Company replaced the term “Contract Anniversary” with the term “Risk Control Account Anniversary” in the third sentence of the fifth paragraph of the “Accumulation Credit Factors” section of the prospectus.

How Your Contract Works (pp. 5-10)

19.	Allocation Options. Please revise the last sentence of the seventh paragraph of this subsection to state, “However, as noted on the cover page of this Prospectus, you could lose more than 10% of your investment in a Risk Control Account due to the application of Surrender Charges, Contract fees, negative MVAs and federal tax penalties.”

Response:

The Company has complied with the Commission Staff comment.

Risk Control Account Option (pp. 38-47)

20.	Addition or Substitution of an Index. In the third sentence in the third paragraph of this subsection, replace the term “Contract Year” with the term “Risk Control Account Year.”

Response:

The Company replaced the term “Contract Year” with the term “Risk Control Account Year” in the third sentence in the third paragraph of the “Addition or Substitution of an Index” section of the prospectus.

Market Value Adjustment (pp. 47-50)

21.	Application and Waiver.

a.	In the second paragraph of this subsection, modify item 5 to state, “Transfers and withdrawals from a Risk Control Account on the Risk Control Account Maturity Date.”

Response:

In response to the Commission Staff’s comment, the Company removed “under the Bailout Provision” from item 2 of this section.

b.	Add as new item 6, “Withdrawals from the Holding Account Value.”

U.S. Securities and Exchange Commission
March 14, 2016

Response:

In response to the Commission Staff’s comment, the Company added as new item 6, “Partial withdrawals and surrender from the Holding Account.”

How Your Contract Works (pp. 5-10)

22.	Market Value Adjustment. Please modify the last sentence of this paragraph to state, “The Market Value Adjustment is not assessed upon death, at the time Contract Value is applied to an Income Payout Option, on transfers under the Bailout Provision, on transfers under 30-day transfer window and amounts withdrawn from the Holding Account.”

Response:

The Company modified the last sentence of the subject paragraph as requested by the Commission Staff.

Holding Account Value (pp. 46-47)

23.	Please confirm whether amounts may be transferred from the Variable Subaccounts and placed in the Holding Account until they are allocated to a Risk Control Account. In addition, please reconcile disclosure in the first sentence in the first paragraph with the first bullet point in the following paragraph, the first sentence in the third paragraph and the fourth paragraph of the “Holding Account Value” section of the prospectus.

Response:

The Company confirms that amounts may not be transferred from the Variable Subaccounts and placed in the Holding Account until they are allocated to a Risk Control Account. As explained in the “Transfers” section, transfers between Variable Subaccounts and Risk Control Accounts can only occur as of the Risk Control Account Maturity Date. If no Risk Control Account is in force, transfers between Variable Subaccounts and Risk Control Accounts can occur as of the next available Risk Control Account Start Date. As explained in the “How Your Contract Works – Holding Account Value” section, only Purchase Payments received pending investment in the Risk Control Accounts will be placed in the Holding Account. The Company has reconciled the subject disclosures.

U.S. Securities and Exchange Commission
March 14, 2016

Market Value Adjustment (pp. 47-50)

24.	Application and Waiver. Please clarify that transfers from one Risk Control Account to another with the same reference Index as of a Risk Control Account Anniversary are not subject to a Market Value Adjustment.

Response:

The Company has clarified the subject disclosure to reflect transfers are not subject to a Market Value Adjustment.

25.	Tandy Representations. Please provide the required Tandy Representations.

Response:

Tandy Representations

We believe that the Amendment is complete and responds to all Staff comments and that the Registration Statement provides all information investors require for an informed decision as to whether to purchase a Contract. We respectfully request that the Staff review these materials as soon as possible. Requests for acceleration from the Company and from the principal underwriter accompanied the Amendment and requested acceleration of the effective date of the Amendment to [XX XX, 2016] or as soon as practicable thereafter.

The Company acknowledges that, should the Commission or the Staff, acting pursuant to delegated authority, declare the Amendment effective,

•	it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We believe that the Amendment responds to all Commission Staff comments. If you have any questions regarding this letter or the enclosed Amendment, please contact the

U.S. Securities and Exchange Commission
March 14, 2016

undersigned at 202-383-0118. We greatly appreciate the Commission Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/Thomas E. Bisset
Thomas E. Bisset

Enclosures
cc:	Ms. Elisabeth Bentzinger
Mr. Ross Hansen
Mr. Steve Roth
Ms. Laura Raden

As filed with Securities and Exchange Commission on March 30, 2016
File Nos. 333-207276 and 811-23092

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

Registration Statement Under the Securities Act of 1933 [X]
Pre-Effective Amendment No. 2 [x ]
Post-Effective Amendment No. ___ [ ]
and/or
Registration Statement Under the Investment Company Act of 1940 [ ]
Amendment No. 3 [X]

MEMBERS Horizon Variable Separate Account
(Exact Name of Registrant)

MEMBERS Life Insurance Company
(Name of Depositor)

2000 Heritage Way
Waverly, Iowa 50677-9202
(Address of Depositor’s Principal Executive Offices)

(319) 352-4090
 (Depositor’s Telephone Number)

Ross Hansen, Esq.
MEMBERS Life Insurance Company
2000 Heritage Way
Waverly, Iowa 50677-9202
(319) 352-4090
(Name and Address of Agent for Service)

COPY TO:
Stephen E. Roth, Esq.
Thomas E. Bisset, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001
(202) 383-0100

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

It is proposed that this filing will become effective (check appropriate box):

[ ]	Immediately upon filing pursuant to paragraph (b) of Rule 485.
[ ]	On (date) pursuant to paragraph (b) of Rule 485.
[ ]	60 days after filing pursuant to paragraph (a)(1) of Rule 485.
[ ]	On (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[ ]	This post-effective amendment designates a new effective date for previously filed post-effective amendment.

Title of Securities Being Registered: Units of interest in MEMBERS Horizon Variable Separate Account under the MEMBERS® Horizon flexible premium deferred variable annuity contract.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY

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American Funds Insurance Series®
American Funds IS® Asset Allocation Fund
1 (Series I)
American Funds IS® Bond Fund (Series I)
American Funds IS® Growth Fund (Series I)
American Funds IS® High-Income Bond Fund (Series I)
American Funds IS® International Fund (Series I)
BlackRock Variable Series Funds, Inc.
BlackRock Global Allocation V.I. I
Columbia Threadneedle
Columbia VP Emerging Markets Bond 1
DFA Investment Dimensions Group Inc.
DFA VA International Small
DFA VA International Value
DFA VA U.S. Large Value
DFA VA U.S. Targeted Value
Dreyfus Variable Investment Fund
Dreyfus VIF Quality Bond (Institutional)
Goldman Sachs VIT Core Fixed Income Trust (Institutional)
Lazard Retirement Series, Inc.
Lazard Retirement Emerging Markets Equity Fund (Investor)
MFS® Variable Insurance Trust
MFS® Total Return Bond Series (Initial Class)
MFS® Utilities Series (Initial Class )
MFS® Value Series (Initial Class)
MFS®Variable Insurance Trust III
MFS® Blended Research® Small Cap Equity Portfolio (Initial Class)
Morgan Stanley
The Universal Institutional Funds, Inc. Global Infrastructure Portfolio (Class I)
The Universal Institutional Funds, Inc. Growth Portfolio
(Class I)
Northern Lights Variable Trust
TOPS® Aggressive Growth ETF Portfolio (Class 1)
TOPS® Balanced ETF Portfolio (Class 1)
TOPS® Conservative ETF Portfolio (Class 1)
TOPS® Growth ETF Portfolio (Class 1)
TOPS® Moderate Growth ETF Portfolio (Class 1)
PIMCO VIT All Asset (Institutional Class)
PIMCO VIT Real Return (Institutional Class)
Putnam Variable Trust
Putnam VT High Yield Fund (IA)
T. Rowe Price Equity Series, Inc.
T. Rowe Price Blue Chip Growth Portfolio
Vanguard Variable Insurance Fund
Vanguard VIF Capital Growth
Vanguard VIF Diversified Value
Vanguard VIF Equity Index
Vanguard VIF High Yield Bond
Vanguard VIF International
Vanguard VIF Mid-Cap Index
Vanguard VIF Money Market
Vanguard VIF REIT Index
Vanguard VIF Small Company Growth
Vanguard VIF Total Bond Market Index
Vanguard VIF Total Stock Market Index

The index-linked portion of the Contract is supported by the assets of a non-registered Separate Account of the Company which has been established to support the Company’s obligations with respect to the Risk Control Accounts. You may allocate your Purchase Payments to one or more Risk Control Accounts. The Risk Control Accounts do not involve an investment in any underlying Fund, and instead are based in part on the investment experience of external Indices. You have two options to invest in one or more Risk Control Accounts. Each Risk Control Account has a reference Index. We currently offer two reference indices; the (S&P 500 Price Return Index) S&P 500 and the (MSCI EAFE Price Return Index) EAFE. Each Risk Control Account has two investment options, a Secure Account Option and a Growth Account Option. We credit interest under each Risk Control Account based in part on the performance of the reference Index, subject to the applicable Index Rate Cap and Index Rate Floor. It is possible that you will not earn any interest in the Risk Control Accounts. Contract Value allocated to a Risk Control Account must remain in such Account for a period of five years to avoid imposition of a Surrender Charge and a Market Value Adjustment. Only one Risk Control Account Period can be in force at any time. This would allow for both a Secure Account and Growth Account for both reference Indices (the S&P 500 Index and the MSCI EAFE Index) to be established for the same Risk Control Account Period. However, once a Risk Control Account is in force, new Risk Control Accounts cannot be established until the termination of the existing Risk Control Accounts on the Risk Control Account Maturity Date.

The Secure Account option has an Index Rate Floor of 0%. The Index Rate Floor protects amounts allocated to the Secure Account from declines in the external Indices. This means that negative investment performance of the applicable Index would not reduce your Risk Control Account Value. The Secure Account provides your Risk Control Account Value the most protection from negative investment performance of the reference Index. The Growth Account option has an Index Rate Floor of -10%. This means that negative investment performance of the applicable reference Index could result in a negative Index Rate of Return that would reduce your Risk Control Account Value. However, any Risk Control Account Value will not decline by more than 10% from investment performance for any one-year period if negative index performance is “less favorable than” -10%. In return for accepting some risk of loss to your Risk Control Account Value allocated to the Growth Account, the Index Rate Cap for the Growth Account is higher than the Index Rate Cap for the Secure Accounts, which allows for the potential for greater increases to your Risk Control Account Value allocated to the Growth Account. There is a risk of loss of your principal because each year you agree to absorb all losses less than or equal to the applicable Index Rate Floor. In addition, if the performance of the reference Index equaled or approached the Index Rate Floor, the deduction of Contract charges and the deduction of Surrender Charges, a Market Value Adjustment and Federal Income Tax Penalties could result in a reduction of Contract Value greater than if only the Index Rate Floor applied.
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Purchase Payments and transfer amounts allocated to a Variable Subaccount or Risk Control Account are held in insulated Separate Accounts, the assets of which are not chargeable with liabilities arising out of any other business that we conduct. Our General Account assets are also available to meet the guarantees under the Contract as well as our other general obligations. The guarantees in this Contract are subject to the Company’s financial strength and claims-paying ability.

We may offer additional Variable Subaccounts and Risk Control Accounts in the future. Not all Variable Subaccounts and Risk Control Accounts may be available in all markets where we offer the Contract.

The Contract offers two series: Series B and Series C. For Series B Contracts only, if you surrender your Contract or take a partial withdrawal during the Surrender Charge Period, we will apply a Surrender Charge to the amount being surrendered or withdrawn that is in excess of the free annual withdrawal amount unless you qualify for the Nursing Home or Hospital waiver or Terminal Illness waiver, described in this Prospectus. Not all waiver benefits are available in all states. The terms under which the Surrender Charge will be waived may vary in some states and are described in Contracts issued in those states. Surrender Charges do not apply to Series C Contracts. Series C Contracts impose a higher Contract Fee than Series B Contracts. Series C Contracts are not available in Maryland. In addition, for both Series B and Series C Contracts, if you surrender your Contract or take a partial withdrawal during the Accumulation Period, your Risk Control Account Value (if any) will be subject to a Market Value Adjustment. A surrender or partial withdrawal from a Risk Control Account on its Risk Control Account Maturity Date will not be subject to a Surrender Charge or Market Value Adjustment. See “Fees and Expenses” on page [•]. See “Market Value Adjustment” on page [•] and “Access to Your Money” on page [•]. The Market Value Adjustment may be either positive or negative, which means the Market Value Adjustment may increase or decrease the amount you receive upon surrender or partial withdrawal.

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There are risks associated with the Contract. These risks include liquidity risks, investment risks, market risks, Company risks, and interest rate risks. Also, a Market Value Adjustment (in each case, as applicable), and for Series B contracts Surrender Charges, may apply for a number of years, so that the Contract should only be purchased for the long-term. Under some circumstances, you may receive less than the sum of your Purchase Payments under the Contract. In addition, partial withdrawals and surrenders will be subject to income tax and may be subject to a 10% Internal Revenue Service (“IRS”) penalty tax if taken before age 59½. Accordingly, you should carefully consider your income and liquidity needs before purchasing a Contract. Additional information about these risks appears under “Highlights” on page 5, “Access to Your Money” on page [•], and “Federal Income Tax Matters” on page [•]. Please note that you could lose significantly more than 10% of your investment in a Risk Control Account under the Contract. For example, if you invested $10,000 in a B Series Contract with a 1.50% Contract Fee and allocated your investment to the Growth Account and the Index then declined by 10% or more in each of three consecutive years, your investment in the Contract at the end of the third year would be equal to $6,932. If you surrendered the Contract at the end of that third year, you would pay a Surrender Charge equal to 7% of your investment or $700 which would leave you with $6,232. That amount would be reduced further if a negative MVA applied. In addition, if you were age 59½ or younger at the time of the surrender, a ten percent tax penalty of $623 would apply and would reduce the amount you would have from the Contract to $5,608. This example, however, does not take into account your ability to allocate some or all of your initial investment to the Secure Account which has a floor that protects amounts allocated to that Account from declines in the Index or that you may purchase a C Series Contract which does not have a Surrender Charge.

The Company has the right to refuse or limit the amount and frequency of additional Purchase Payments allocated under the Contract and to refuse or limit the amount and frequency of additional Purchase payments that may be allocated to the Risk Control Accounts. If we exercise this right, it will limit your ability to make further investments in the Contract and increase Contract Values and the Death Benefit through additional Purchase Payments.
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We offer the Contract through CUNA Brokerage Services, Inc., which is the principal underwriter. The principal business address of CUNA Brokerage Services, Inc. is 2000 Heritage Way, Waverly, IA 50677. The principal underwriter is not required to sell any specific number or dollar amount of Contracts, but will use its best efforts to sell the Contracts. There are no arrangements to place funds in an escrow, trust, or similar account. The offering of the Contract is intended to be continuous.

Registration statements relating to this offering have been filed with the Securities and Exchange Commission (“SEC”). The statement of additional information (“SAI”) dated May 1, 2016, relating to the variable annuity portion of the Contract, is part of a registration statement filed on Form N-4. The SAI is available free of charge. You may request one by writing to our Administrative Office at 2000 Heritage Way, Waverly, Iowa 50677, or by

effective as of that Risk Control Account Anniversary.

Risk Control Account Daily Contract Fee – The Contract Fee divided by the number of days in the Risk Control Account Year and then multiplied by the Accumulation Credit Factor for the Risk Control Account at the start of a Risk Control Account Year.

Risk Control Account Maturity Date – The last day of a Risk Control Account Period. If a Risk Control Account Maturity Date does not fall on a Business Day, any transactions required as of that date will be processed on the next Business Day, but will be effective as of that Risk Control Account Maturity Date.

Risk Control Account Period – The period that begins on a Risk Control Account Start Date and ends on a Risk Control Account Maturity Date. Each Risk Control Account Period is five years.

Risk Control Account Start Date– The first day of a Risk Control Account Period. It must be a date that we offer as a Risk Control Account Start Date (as shown on your Contract Data Page). If a Risk Control Account Start Date does not fall on a Business Day, any transactions required as of that date will be processed on the next Business Day, but will be effective as of that Risk Control Account Start Date.

Risk Control Account Value – The value of the Contract in a Risk Control Account.

Risk Control Account Year – Any 12-month period beginning on a Risk Control Account Start Date or Risk Control Account Anniversary and ending on the next Risk Control Account Anniversary.

Risk Control Separate Account – The Separate Account for the Risk Control Accounts.

SAI – The statement of additional information relating to the variable annuity aspect of the Contract.

SEC – The U.S. Securities and Exchange Commission.

Separate Account – A legally insulated investment account that is maintained separately from our General Account. The Separate Account established for the variable portion of the Contract is registered under the Investment Company Act of 1940 (the “1940 Act”), while the Separate Account established for the index-linked aspect of the Contract is not registered under the 1940 Act.

Spouse – The person to whom you are legally married. The term Spouse does not include civil union partners or domestic partners.

Surrender Charge – The charge associated with surrendering either some or all of the Contract Value from a Series B Contract. Surrender Charges do not apply to Series C Contracts.

Surrender Charge Period – The number of Contract Years beginning on the date a Purchase Payment is credited to the Contract during which we may assess a Surrender Charge if you surrender the Contract or take a partial withdrawal. See “Fees and Expenses” for more details.

Surrender Value – The amount you are entitled to receive if you elect to surrender the Contract during the Accumulation Period.

Terminally Ill, Terminal Illness – A life expectancy of 12 months or less due to any illness or accident.

Thirty Day Period to Discontinue Initial Risk Control Account – If a portion of the initial Purchase Payment is allocated to a Risk Control Account, a 30-day period beginning on the initial Risk Control Account Start Date will commence during which the Owner can discontinue the Risk Control Account(s) and transfer the entire Risk Control Account Value to the Variable Subaccounts without the application of a Market Value Adjustment.
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U.S. GAAP – The generally accepted accounting principles used in the United States.

Valuation Period – The period beginning at the close of one Business Day and continuing to the close of the next succeeding Business Day.

Variable Separate Account – The Separate Account for the Variable Subaccounts.

Variable Subaccount – A subdivision of the Variable Separate Account, the assets of which are invested in a corresponding Fund.

Variable Subaccount Value – The value of the Contract in a Variable Subaccount.

During the Payout Period of your Contract, you can elect to receive income payments by applying Contract Value to the income options offered in your Contract. The Payout Period begins on the Payout Date and continues while income payments are paid.

Please call your financial professional or the Company at 1-800-798-5500 if you have questions about how your Contract works.

Purchase Payments. You may purchase the Contract with an initial Purchase Payment of at least $5,000. Additional Purchase Payments can be made, but are not required. Each additional Purchase Payment may not be less than $50 and must be received at our Administrative Office prior to the oldest Owner’s 85th birthday or the oldest Annuitant’s 85th birthday if the Owner is a non-natural person. Purchase Payments that, in total, exceed $1 million require our prior approval. Multiple Contracts owned by the same individual where the sum of the Purchase Payments exceeds $1 million also require our prior approval.

We reserve the right, in our sole discretion, to refuse additional Purchase Payments and to limit the amount and frequency of additional Purchase Payments under the Contract or that may be allocated to the Risk Control Accounts at any time.

Allocation Options. There are four Allocation Levels for your Contract, among which you may allocate your Purchase Payment(s) and Contract Value: Level C (Contract Allocation Level), Level V (Variable Subaccount Allocation Level), Level I (Index Allocation Level), and Level R (Risk Control Allocation Level), each is described below.

•	At Level C, the allocation is split between the Variable Subaccounts and the Risk Control Accounts;

•	At Level V, the allocation is split among the Variable Subaccounts;

•	Level I only applies to Risk Control Accounts, and the allocation is split between Risk Control Accounts based on the reference Index; and

•	Level R only applies to Risk Control Accounts, and the allocation is split among Risk Control Accounts with the same reference Index.

You must specify the percentage of your Purchase Payment to be allocated to each applicable Allocation Level on the Contract Issue Date. The amount you direct to a particular Allocation Level must be in whole percentages from 0% to 100% of the Purchase Payment and your total allocation must equal 100% at each Allocation Level. If you do not indicate your allocations on the application, our Administrative Office will attempt to contact your adviser and/or you for clarification.

Rather than choosing amounts to be directed to particular Allocation Levels, you can select one of six model asset allocation portfolios or “Express Portfolios” we make available. At the time you purchase the Contract, you may elect to allocate all of your Purchase Payments according to one of the Express Portfolios. Each Express Portfolio allocates your Purchase Payments among the Variable Subaccounts and Risk Control Accounts based on a specified allocation percentage for each investment option available under the Express Portfolio. Each Express Portfolio employs different investment styles and allocates Purchase Payments among investment options to match a specified level of risk tolerance (e.g., conservative, moderate and aggressive). Express Portfolios are found in “Allocating Your Purchase Payment Express Portfolios.” We will not issue the Contract without complete allocation instructions.

Your Purchase Payments will be allocated according to your allocation instructions on file with us for the applicable Allocation Levels. However, if your allocation instructions on file with us include a Risk Control Account, the Risk Control Account portion of your initial Purchase Payment will be allocated to the Holding Account before it is transferred to the Risk Control Account. The allocation of additional Purchase Payments to a Risk Control Account is subject to additional requirements described in the “Allocating

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Your Purchase Payment” section of this Prospectus. Purchase Payments allocated to a Risk Control Account become part of the Risk Control Account Value and may be credited with interest based in part on the performance of the reference Index, subject to the applicable Index Rate Cap and Index Rate Floor. More detailed information regarding the Risk Control Account option is found in “Risk Control Account Option.”
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Purchase Payments allocated to a Variable Subaccount become part of the total Variable Subaccount Value which fluctuates according to the investment performance of the selected Variable Subaccounts. More detailed information regarding the Variable Subaccount Option is found in “Variable Subaccount Option.”

In the event you select a Risk Control Account Option, please note that any time the Index Rate Cap for your Risk Control Account is less than the rate specified in the Bailout Provision (as shown on your Contract Data Page), we may, at our discretion, restrict transfers into that Risk Control Account. See “Access to Your Money – Bailout Provision” for more details.

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In addition, as it relates to the Risk Control Account Option, the Index Rate Floor is the minimum Index rate of return used as part of the Accumulation Credit Factor calculation for determining the value of a Risk Control Account, prior to the deduction of the Contract Fee. This rate will not change during the life of your Contract. The Secure Account has an Index Rate Floor of 0% and the Growth Account has an Index Rate Floor of -10%. For the Secure Account, this means that any negative investment performance of the Index would not reduce your Contract Value at the end of a Risk Control Account Year; and for the Growth Account, this means that any negative investment performance of the Index would not reduce your Contract Value at the end of a Risk Control Account Year by more than 10% even if such negative investment performance is worse than -10%. However, as noted on the cover page of this Prospectus, you could lose more than 10% of your investment in a Risk Control Account due to the application of Surrender Charges, Contract fees, negative MVAs and federal tax penalties.

Moreover, the Index Rate Cap is the maximum Index rate of return used as part of the Accumulation Credit Factor calculation for determining the value of a Risk Control Account, prior to the deduction of the Contract Fee. In general, Contract Value eligible for transfer to a Risk Control Account on the Risk Control Account Start Date immediately following the Contract Issue Date will be subject to the Index Rate Caps in effect on the Contract Issue Date. At the time the Contract is purchased, if a portion of the initial Purchase Payment is allocated to a Risk Control Account, you will have thirty days from the first Risk Control Account Start Date to discontinue your Risk Control Accounts and transfer the entire Risk Control Account Value to the Variable Subaccounts. Where subsequent premiums are allocated to a Risk Control Account, or upon the maturity of a Risk Control Account, the Index Rate Cap will be made available at least two weeks in advance of the next Risk Control Account Start Date.
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Once you have established a Risk Control Account you may not allocate your subsequent Purchase Payments to a Risk Control Account until the existing Risk Control Account matures. You may allocate Risk Control Account Value from the maturity of a current Risk Control Account, and Variable Subaccount Value to new Risk Control Accounts we make available. We make the Index Rate Cap available for each new Risk Control Account at least two weeks prior to the Risk Control Account Start Date for the Risk Control Account.

On the first Risk Control Account Anniversary and any subsequent Risk Control Account Anniversary, we will declare an Index Rate Cap which we guarantee for the next Risk Control Account Year. We will notify you of any such change to the Index Rate Cap at least two weeks prior to the Risk Control Account Anniversary. The Index Rate Caps will always be positive and will range between 1% and 75%. In return for accepting some risk of loss to your Contract Value allocated to the Growth Accounts, the Index Rate Caps declared for the Growth Accounts will be higher than the Index Rate Cap declared for the Secure Account for the same period which allows the potential for a higher positive increase in Contract Value for the Growth Account.

If the Index Rate Cap for a Risk Control Account is set below the bailout rate for that Risk Control Account, you may transfer the Risk Control Account Value from that Risk Control Account during the 30-day period following the Risk Control Account Anniversary by Authorized Request. A Market Value Adjustment will not apply to such transfer. Your Authorized Request to transfer Risk Account Control Account Value must be received in Good Order during this 30-day period. If the request is not received during this 30-day period or the request is not in Good Order, no transfer will occur. At any time while the Index Rate Cap for your Risk Control Account is less than the bailout rate specified in the Bailout Provision (as shown on your Contract Data Page), we may, at our discretion, restrict transfers into that Risk Control Account and may not reallocate your Risk Control Account Value between Risk Control Accounts under the Automatic Rebalance Program. See “Access to Your Money – Bailout Provision” for more details.

Withdrawal Options. The Contract offers the following liquidity features during the Accumulation Period:

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Annual Free Withdrawal Amount – For Series B Contracts only, each Contract Year, you may withdraw up to 10% of the total Purchase Payments that are within the Surrender Charge Period at the time of the withdrawal for that Contract Year without incurring a Surrender Charge (the “Annual Free Withdrawal Amount”). Any unused Annual Free Withdrawal Amount will not carry over to any subsequent Contract Year. Purchase Payments not subject to the Surrender Charge are deemed to be withdrawn prior to any Purchase Payments subject to the Surrender Charge. Earnings under the Contract are deemed withdrawn after the withdrawal of all Purchase Payments. However, as described below, withdrawals from the Risk Control Accounts are subject to a Market Value Adjustment. Surrender Charges do not apply to C Series Contracts.

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Partial Withdrawal Option – You may make partial withdrawals during the Accumulation Period by Authorized Request, but a withdrawal of Risk Control Account Value is not permitted while there is Variable Subaccount Value. For partial withdrawals of Variable Subaccount Value, you may provide specific instructions but, if you do not, withdrawals will be processed on a Pro Rata basis from the value in all Variable Subaccounts. If there is insufficient Variable Subaccount Value, or no Variable Subaccount Value, Holding Account Value will be withdrawn. If there is insufficient Holding Account Value or no Holding Account Value, Risk Control Account Value will be withdrawn on a Pro Rata basis. Any applicable Surrender Charge and/or Market Value Adjustment will affect the amount available for a partial withdrawal. Surrender Charges do not apply to Series C Contracts. The maximum Surrender Charge is 9% of Purchase Payments withdrawn (See Fees and Expenses on page ___). Partial Withdrawals may also be subject to income taxes and penalty taxes (See Federal Tax Matters on page ___and Access To Your Money on page ____).

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Full Surrender Option – You may surrender your Contract during the Accumulation Period by Authorized Request. Upon full surrender, a Surrender Charge and/or a Market Value Adjustment may apply. Surrender Charges do not apply to Series C Contracts. Full surrenders are subject to the Surrender Charges and income tax consequences noted in the preceding paragraph discussing partial withdrawals.

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Market Value Adjustment. The Market Value Adjustment applies only to withdrawals from a Risk Control Account and is calculated separately for each Risk Control Account. Required minimum distributions under the Internal Revenue Code that are withdrawn under a systematic withdrawal program and withdrawals of Risk Control Account Value on a Risk Control Account Maturity Date are not subject to a Market Value Adjustment. The Market Value Adjustment can increase or decrease your amount withdrawn or the Surrender Value, depending on how economic indicators have changed since your Contract was issued. See “Market Value Adjustment” for more details. You may lose a portion of your principal due to the Market Value Adjustment. The Market Value Adjustment is not assessed upon death, at the time Contract Value is applied to an Income Payout Option, on transfers under the Bailout Provision, on transfers under the Thirty Day Period to Discontinue Initial Risk Control Account provision, or on amounts withdrawn
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from the Holding Account.

Bailout Provision. We will set a single bailout rate for all Risk Control Accounts under the Secure Account option and a single bailout rate for all Risk Control Accounts under the Growth Account option. The bailout rate for Risk Control Accounts under the Secure Account option may range from 1% to 10% while the bailout rate for Risk Control Accounts under the Growth Account option may range from 1.5% to 25%. The bailout rates will be prominently displayed on your Contract Data Page attached to the front of the cover page of the Contract and will not change during the life of your Contract. If the Index Rate Cap for your Risk Control Account is set below the bailout rate for that Risk Control Account, you may transfer the Risk Control Account Value from that Risk Control Account during the 30-day period following the Risk Control Account Anniversary without the application of any Market Value Adjustment by Authorized Request. At any time the Index Rate Cap for your Risk Control Account is less than the bailout rate specified on your Contract Data Page, we may, at our discretion, restrict transfers into that Risk Control Account. See “Access to Your Money – Bailout Provision” for more details.
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Income Options. You have several income options to choose from during the Payout Period. Income payments will start on the Payout Date, and continue based on the option you elect.

Death Benefit. The Contract provides a Death Benefit during the Accumulation Period. The Death Benefit is equal to the Contract Value as of the date Death Benefits are payable. We do not apply the Surrender Charge or Market Value Adjustment in determining the Death Benefit payable.

Right to Examine. You may cancel your Contract and receive either your Purchase Payments or your Contract Value depending upon applicable state law (See Right to Examine on page ___).

Contract Charges

An investment in the Contract involves certain fees and expenses, including Contract Fees, Surrender Charges and underlying Fund fees and expenses. Some of these fees vary depending on whether you invest in the Series B Contract or the Series C Contract. For a full description of all such fees and expenses, please see the section of this Prospectus entitled “Fees and Expenses.”

Risk Factors

Your Contract has various risks associated with it. We list these risk factors below, as well as other important information you should know before purchasing a Contract.

Variable Subaccount Risk. Your investment results in any one of the Variable Subaccounts will depend on the investment performance of the underlying Funds. Because the Variable Subaccounts are not part of the Risk Control Accounts, they are not protected from losses. Therefore, you could lose all of your principal when investing in the Variable Subaccounts.

Index Rate of Return Risk. If you are invested in a Risk Control Account and the relevant Index declines, it may or may not reduce your Risk Control Account Value. This depends on the Risk Control Account to which you allocated your Risk Control Account Value. Nevertheless, you always assume the investment risk that no index interest will be credited and therefore the Index Rate of Return will not increase your Accumulation Credit Factor (and, ultimately, your Risk Control Account Value). You also bear the risk that sustained declines in the relevant Index may cause the Index Rate of Return to not increase your Accumulation Credit Factor (and, ultimately, your Risk Control Account Value) for a prolonged period. If your Risk Control Account Value is allocated to the Growth Account, you also assume the risk of a negative Index Rate of Return (crediting negative index interest), which means your Accumulation Credit Factor and, ultimately, the Risk Control Account Value allocated to the Growth Account, will decline. In addition, you assume the risk that the Index Rate Cap can be reduced to as little as 1%. Please note that

EXPENSE TABLES

Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract.

The first table describes the fees and charges that you will pay at the time that you surrender the Contract, make certain withdrawals, request special services or make certain transfers. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.(1)

Charges We Deduct from Your Contract Value at the Time You Request Certain Transactions	Series B Contract	Series C Contract
Maximum Surrender Charge as a Percentage of Purchase Payment Surrendered or Withdrawn	9%(2)	None
Transfer Fee(3)	$25	$25
Research Fee	$50	$50
Wire Transfer Fee	$90	$90
Express Mail Charge	$35	$35
Duplicate Contract Charge (For Each duplicate Contract)	$30	$30

The next table describes the periodic charges that you will pay during the time that you own the Contract to the extent you allocate Purchase Payments and/or Contract Value to the Variable Subaccounts. This table does not include the underlying fund fees and expenses to the extent Purchase Payments and/or Contract Value are allocated to the Variable Subaccounts.

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Periodic Charges to the Variable Subaccounts	Series B	Series C
Contract Fee on Variable Subaccounts(4) (percentage of average daily Variable Subaccount Value)	1.50%	1.75%
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You also bear your proportionate share of all fees and expenses paid by a Fund that corresponds to any Variable Subaccount in which you invest. Accordingly, this next table shows the lowest and highest total operating expenses charged by any of the Funds for the fiscal year ended December 31, 2015. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.

Fund Operating Expenses Expressed as an Annual Percentage of Daily Net Assets	Minimum	Maximum
Total Annual Fund Operating Expenses (total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, service fees, and other expenses)(5)	0.16%	1.14%

The following table describes the periodic charges that you will pay during the time that you own the Contract to the extent you allocate Purchase Payments or Contract Values to the Risk Control Accounts.

Periodic Charges to the Risk Control Accounts	Series B	Series C
Contract Fee on Risk Control Accounts(4)	1.50%	1.75%

(1) State premium taxes currently range from 0% to 3.5% of Purchase Payments.
(2) For B Series Contracts, if you surrender the Contract or make a partial withdrawal during the Accumulation Period, we may assess a Surrender Charge on Purchase Payments withdrawn during the Surrender Charge Period. For information on how we calculate the surrender charge, see “Fees - Surrender Charge.” We do not assess a surrender charge on the Annual Free Withdrawal Amount, withdrawals under the Nursing Home or Hospital/Terminal Illness waiver, required minimum distributions under the Internal Revenue Code that are withdrawn under a systematic withdrawal program and Risk Control Account Value withdrawn on a Risk Control Account Maturity Date. No Surrender Charge is assessed on death and when values are applied to an Income Payout Option. For information on the Annual Free Withdrawal Amount and other waivers of the Surrender Charge, see “Fees - Surrender Charge.” Surrender Charges do not apply to Series C Contracts.

(3) We waive the transfer fee for the first twelve transfers in a Contract Year on transfers between the Risk Control Accounts and/or Variable Subaccounts. We assess a charge of $25 for the thirteenth and each additional transfer in a Contract Year.

(4) We assess the Contract Fee against Contract Value held in the Variable Subaccounts. The fee is to compensate us for the expenses and expense risks we assume under the Contract. The Contract Fee assessed against Contract Value held in the Variable Subaccounts is equal on an annual basis to the annual Contract Fee percentage multiplied by the average daily value of the Contract Value held in the Variable Subaccounts. We deduct the Contract Fee on a daily basis which deduction reduces the Accumulation Unit Value for each Variable Subaccount in which you are invested.

We also assess the Contract Fee against Contract Value held in the Risk Control Accounts. The Contract Fee assessed against Contract Value held in the Risk Control Accounts is equal on an annual basis to the annual Contract Fee percentage multiplied by the Accumulation Credit Factor for each Risk Control Account at the start of the Risk Control Account Year. The Contract Fee reduces the Accumulation Credit Factor for each Risk Control Account in which you are invested, thereby reducing the amount of interest credited, if any, to Contract Value in the Risk Control Accounts. We do not assess a Contract Fee against Contract Value held in the Holding Account.

(5) The table showing the range of expenses for the Funds takes into account the expenses of several “funds of funds.” A “fund of funds” typically allocates its assets, within predetermined percentage ranges, among certain other fund portfolios, including exchange-traded funds (each such fund an “Acquired Fund”). Each “fund of funds” has its own set of operating expenses, as does each of the portfolios in which it invests. In determining the range of Fund expenses, we took into account the information received on the combined actual expenses for each “fund of funds” and the portfolios in which it invests. (The combined expense information includes the pro rata portion of the fees and expenses incurred indirectly by a “fund of funds” as a result of its investment in shares of one or more Acquired Funds.) See the prospectus for any Fund which is a “fund of funds” for a presentation of the applicable Acquired Fund fees and expenses.

The Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include the Surrender Charge, the Contract Fee, and underlying fund fees and expenses. These Examples do not reflect charges for any special services you may request. For a complete description of Fund charges and expenses, see the applicable Fund prospectuses.

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The Examples show the expenses that a hypothetical Contract Owner would pay in situations illustrated under a Series B Contract and a Series C Contract. These Examples should not be considered a representation of past or future expenses for any Variable Subaccount Option. Actual expenses may be more or less than those shown. Similarly, the annual rate of return assumed in the Examples is not an estimate or guarantee of future investment performance.

The Examples assume that you invest $10,000 in the Contract for the time periods indicated, and that your investment has a 5% return each year. The Examples assume that all Contract Value is allocated to the MEMBERS Horizon Variable Separate Account. The Examples also assume (i) the maximum total annual operating expenses of the Funds; and (ii) there is no waiver of any Surrender Charge. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
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If you surrender the Contract at the end of the applicable time period:

Series Type	1 year	3 years
Series B	$1,077	$1,540
Series C	$292	$895

If you do not surrender the Contract at the end of the applicable time period:

Series Type	1 year	3 years
Series B	$267	$820

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•	Withdrawal of Risk Control Account Value on a Risk Control Account Maturity Date;

•	Purchase Payments that are no longer subject to a Surrender Charge as of the date of the partial withdrawal or full surrender;

•	Your Annual Free Withdrawal Amount;

•	Earnings, if any, after all Purchase Payments have been withdrawn;

•	Death;

•	At the time Contract Value is applied to an Income Payout Option; and

•	Transfers.
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Surrender Charges offset promotion, distribution expenses, and investment risks born by the Company. Surrender Charges do not apply to Series C Contracts. To the extent Surrender Charges are insufficient to cover these risks and expenses, the Company will pay for the costs that it incurs out of the Contract Fees it collects and from its General Account.

For information on the Annual Free Withdrawal Amount and Surrender Charge waivers, see “Access to Your Money.”

Contract Fee. We deduct a Contract Fee from your Contract Value in the Variable Subaccounts and Risk Control Accounts on a daily basis to compensate us for the expenses and expense risk we assume under the Contract. The Contract Fee assessed against Contract Value held in the Variable Subaccounts is equal on an annual basis to the annual Contract Fee percentage multiplied by the average daily value of the Contract Value held in the Variable Subaccounts. The deduction of the Contract Fee reduces the Accumulation Unit Value for each Variable Subaccount in which you are invested.

The Contract Fee assessed against Contract Value held in the Risk Control Accounts is equal on an annual basis to the annual Contract Fee percentage multiplied by the Accumulation Credit Factor for each Risk Control Account at the start of the Risk Control Account Year. The deduction of the Contract Fee reduces the Accumulation Credit Factor for each Risk Control Account in which you are invested, thereby reducing the Index Interest credited, if any, to values held in the Risk Control Accounts.

The annual Contract Fee percentage is 1.50% for Series B Contracts and 1.75% for Series C Contracts. We do not assess the Contract Fee against Contract Value held in the Holding Account.

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Transfer Fee. Currently no fee is charged for transfers. However, we reserve the right to impose a transfer fee on transfers among the Risk Control Accounts and Variable Subaccounts. The transfer fee is $25 per transfer after the first 12 transfers in a Contract Year. Each Written Request or telephone/fax authorization is considered to be one transfer, regardless of the number of Subaccounts affected by the transfer. The fee is deducted on a pro rata basis first from any Variable Subaccount, then, if there are insufficient funds, from the Risk Control Accounts on a pro rata basis after the other funds are exhausted.
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Research Fee. We may charge you a fee of up to $50 when you request information that is duplicative of information previously provided to you and requires research on our part. The fee is deducted on a pro rata basis according to the current values in the accounts, first from any Variable Subaccounts, then, if there are insufficient funds, from the Holding Account and then from the Risk Control Accounts on a pro rata basis after all the other funds are exhausted.

Wire Transfer Fee. We may charge you a fee of up to $90 when you request a wire transfer of funds from your Contract. The fee reimburses us for the costs we incur in sending funds by wire transfer. The wire transfer fee is deducted on a pro rata basis according to current values in the accounts, first from any Variable Subaccounts, then, if there are insufficient funds, from the Holding Account and then from the Risk Control Accounts on a pro rata basis after all the other funds are exhausted.

of your Purchase Payment(s) or your Contract Value. Generally, you must return your Contract within 10 days of receipt, but some states may permit a longer period for you to return your Contract. Refunds will not be subject to a Surrender Charge or Market Value Adjustment and will be paid within seven days following the date of cancellation.

Thirty Day Period to Discontinue Initial Risk Control Accounts

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If at the time the Contract is purchased a portion of the initial Purchase Payment is allocated to a Risk Control Account Option, the Risk Control Account portion of your initial Purchase Payment will be allocated to the Holding Account before it is transferred to a Risk Control Account. When the Holding Account Value is transferred to the Risk Control Account after our receipt of all funds that represent the initial Purchase Payment, we will notify you of the applicable Index Rate Cap for each Risk Control Account selected. The Index Rate Cap(s) may be different than the Index Rate Cap(s) at the time of your application. Therefore, you will have a 30-day period, beginning on the Risk Control Start Date to elect to discontinue your Risk Control Account and transfer the entire Risk Control Account Value to the Variable Subaccounts by Authorized Request. If you have multiple Risk Control Accounts, and you elect to exercise your right to discontinue your Risk Control Accounts, all of your Risk Control Accounts will be discontinued under this provision. This provision applies only to your initial Purchase Payment. Your election to discontinue your Risk Control Accounts can only be exercised one time.
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If you elect to exercise your right under this provision, your entire Risk Control Account Value will be transferred to the Variable Subaccounts (according to the allocation instructions on file with us for Level V) on the Business Day that we receive your request in Good Order. For your request to be in Good Order, we will require you to provide Variable Subaccount allocations instructions (Level V) if none are on file with us, and to allocate 100% of your Contract Value to the Variable Subaccount Option (Level C) with 0% for Risk Control Account Allocation Levels I and R. These allocation instructions (C, I and R) cannot be changed for at least 30 days, beginning on the date of transfer. This means that once discontinued, a new Risk Control Account cannot be established for at least 30 days. You can, however, change your Variable Subaccount allocation instructions (Level V) effective as of any Business Day.

The right to discontinue the Risk Control Account while funds are in the Holding Account is different than the Bailout Provision described on page ___. The 30 day period to discontinue initial Risk Control Accounts as described here only applies to new Contracts where a portion of the initial Purchase Payment has been allocated to a Risk Control Account. The Bailout Provision applies if you allocated Contract Values to a Risk Control Account and the Index Rate Cap is set below the levels identified in your Contract.

ALLOCATING YOUR PURCHASE PAYMENT

Purchase Payment

If the application for a Contract is in Good Order, which includes our receipt of the initial Purchase Payment, we will issue the Contract on the Contract Issue Date. If the application is not in Good Order, we may retain the initial Purchase Payment for up to five Business Days while we attempt to complete the application. If the application is not complete at the end of the five Business Day period, we will inform you of the reason for the delay and the initial Purchase Payment will be returned immediately, unless you specifically consent to us retaining the Purchase Payment until the application is complete. Once the application is complete, we will allocate the initial Purchase Payment according to your allocation instructions.

The minimum initial Purchase Payment for a Non-Qualified or Qualified Contract is $5,000. Additional Purchase Payments can be made, but are not required. Each Additional Purchase Payment may not be less than $50 and must be received at our Administrative Office prior to the oldest Owner’s 85th birthday, or the oldest Annuitant’s 85th birthday if the Owner is a non-natural person. Additional Purchase Payments are not allowed on Traditional IRA Contracts after the Owner has reached age 70½. Purchase

Eastern Time on the Business Day we receive the Purchase Payment.

If there is no Risk Control Account in force, an additional Purchase Payment may be made in order to establish a Risk Control Account. However, if you exercised your right to discontinue your Risk Control Accounts, as described under “Getting Started – The Accumulation Period – Thirty Day Period to Discontinue Initial Risk Control Accounts,” a new Risk Control Account cannot be established for a period of 30 days. To establish a Risk Control Account, there must be at least five years until the Payout Date, and you must change your allocation instructions for Levels C, I and R to include Allocation Level percentages for the Risk Control Account Option and Risk Control Accounts. If these requirements have been met, we will allocate the portion of your Purchase Payment designated for the Risk Control Accounts to the Holding Account, and we will transfer your Holding Account Value to the Risk Control Accounts (according to your allocation instructions on file with us for Levels I and R) as of the next available Risk Control Account Start Date following our receipt of the Purchase Payment. If there are less than five years from the date we receive a Purchase Payment until the Payout Date, the Purchase Payment will be allocated to the Variable Subaccounts according to the allocation instructions on file with us for Level V on the Business Day we receive the Purchase Payment. If there are no such allocation instructions on file with us or if you request that the additional Purchase Payment be allocated to the Risk Control Account, we will treat the request to allocate the additional Purchase Payment as not in Good Order and will return the additional Purchase Payment to you unless you provide Level V allocation instructions by 4:00 P.M. Eastern Time on the Business Day we receive the Purchase Payment.

Once a Risk Control Account is in force, you may allocate additional Purchase Payments to the Risk Control Account during a specific period of time prior to the Risk Control Account Maturity Date. This period of time is defined as at least one Business Day, but no more than 30 days prior to a Risk Control Account Maturity Date. Any Purchase Payment we receive during this time will be allocated according to your allocation instructions on file with us for all four Allocation Levels. The portion of the Purchase Payment to be allocated to a Risk Control Account will first be allocated to the Holding Account. The Holding Account Value will be transferred to the Risk Control Accounts (according to the allocation instructions on file with us for Levels I and R) as of the Risk Control Account Maturity Date, which becomes the next Risk Control Account Start Date. Any Purchase Payments we receive outside of this period of time, either on a Risk Control Account Maturity Date, or more than 30 days prior to that date, will be allocated to the Variable Subaccounts according to the allocation instructions on file with us for Level V on the Business Day we receive the Purchase Payment.

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Purchase Payments allocated to the Variable Subaccounts become part of the total Variable Subaccount Value, which fluctuates according to the investment performance of the selected Variable Subaccounts. Purchase Payments allocated to the Risk Control Accounts become part of the Risk Control Account Value and will reflect, in part, the investment performance of the reference Index(es), subject to the applicable Index Rate Caps and Index Rate Floors.
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Transactions that are scheduled to occur on a day that the unit value for a Variable Subaccount or Risk Control Account is not available will be processed on the next Business Day at the Accumulation Unit Value for the Subaccount or Accumulation Credit Factor for the Risk Control Account next determined.

Express Portfolios
We make available certain model asset allocation portfolios or “Express Portfolios” to assist you in selecting investment options under the Contract. At the time you purchase the Contract, you may elect to allocate all of your Purchase Payments according to one of the Express Portfolios. Each Express Portfolio allocates your Purchase Payments among the Variable Subaccounts and Risk Control Accounts based on a specified allocation percentage for each investment option available under the Portfolio. Each Express Portfolio employs different investment styles and allocates Purchase Payments among investment options to match a specified level of risk tolerance (e.g., conservative, moderate and aggressive). You and your investment adviser can use an Express Portfolio as a tool to help select a menu of investment options under the Contract that matches your level of risk tolerance. There is no separate charge for selecting an Express Portfolio.

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•	Between Risk Control Accounts and Variable Subaccounts under the Thirty Day Period to Discontinue Initial Risk Control Account;

•	Between Risk Control Accounts or between Risk Control Accounts and Variable Subaccounts as of a Risk Control Account Maturity Date; and

•	From a Variable Subaccount to a Risk Control Account as of the next available Risk Control Account Start Date if there is no Risk Control Account in force.
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You may also make a transfer under the Bailout Provision, as described in “Access to Your Money – Bailout Provision.”

Transfer requests must be in Good Order. Fund allocation changes and transfers are permitted by telephone, internet or writing. Transfer requests received at our Administrative Office in Good Order on a Business Day prior to close of the New York Stock Exchange (usually, 4:00 P.M. Eastern Time) will be processed as of the end of that Business Day. Additionally, the Authorized Request for transfer must be received in our Administrative Office prior to the Payout Date. We reserve the right to impose a transfer fee, which, if imposed, will be deducted from the Variable Subaccount or Risk Control Account from which the transfer is made. If a transfer is made from more than one Variable Subaccount or Risk Control Account at the same time, the transfer fee will be deducted Pro Rata from the value in the Variable Subaccounts and/or Risk Control Accounts. We reserve the right to modify, suspend or terminate the transfer privilege for any Contract or series of Contracts at any time for any reason.

If there is no Risk Control Account in force, you may request to transfer value from a Variable Subaccount in order to establish a Risk Control Account by Authorized Request. However, if you exercised your right to discontinue your Risk Control Accounts, as described under “Getting Started – The Accumulation Period – Thirty Day Period to Discontinue Initial Risk Control Accounts,” a new Risk Control Account cannot be established for a period of 30 days.

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To establish one or more Risk Control Accounts, there must be at least five years from the Risk Control Account Start Date until the Payout Date. You must also provide allocation instructions for Levels I and R by Authorized Request at least one Business Day prior to a Risk Control Account Start Date to be effective as of that Risk Control Account Start Date. Allocation instructions received on a Risk Control Account Start Date will be effective as of the next available Risk Control Account Start Date. If these requirements are met, the transfer will occur on a Pro Rata basis from the Variable Subaccounts as of the next available Risk Control Account Start Date. The Variable Subaccount Value transferred to a Risk Control Account will be allocated according to the allocation percentages on file with us for Levels I and R.
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If there are less than five years until the Payout Date, transfers to a Risk Control Account will not be allowed. In addition, if your allocation instructions are not in Good Order, no transfer will occur until you provide allocation instructions that are in Good Order.

VARIABLE SUBACCOUNT OPTION

The Variable Separate Account is a segregated investment account to which we allocate certain assets and liabilities attributable to those variable annuity contracts that offer Variable Subaccounts. The Variable Separate Account is registered with the SEC as a unit investment trust under the 1940 Act and was formed on [•]. We own the assets of the Variable Separate Account and value the assets of the Variable Separate Account each Business Day. The obligations under the Contracts, including obligations related to the Variable Separate Account, are obligations of the Company.

The portion of the assets of the Variable Separate Account equal to the reserves and other liabilities of the Contracts supported by the Variable Separate Account will not be charged with liabilities arising from

(vi) the deduction of any fees imposed by a Fund as a redemption fee or liquidity fee in connection with the redemption of its shares or otherwise imposed by applicable law; and (vii) to pay fees for special services such as the wire transfers or express mail.

RISK CONTROL ACCOUNT OPTION

The Risk Control Separate Account is a non-registered Separate Account in which we hold reserves for our guarantees attributable to annuity contracts that offer Risk Control Accounts. The assets in the Risk Control Separate Account equal to the reserves and other liabilities of the Contract supported by the Risk Control Separate Account are not chargeable with liabilities arising out of any other business that we conduct. We have the right to transfer to our General Account any assets of the Risk Control Separate Account that are in excess of such reserves and other Contract liabilities. Our General Account assets are also available to meet the guarantees under the Contract, including the Risk Control Accounts, as well as our other general obligations. The guarantees in this Contract are subject to the Company’s financial strength and claims-paying ability.

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You may allocate your Purchase Payments and Variable Subaccount Value to the Risk Control Accounts we currently make available. The portion of the Contract Value allocated to a Risk Control Account is credited with interest based in part on the investment performance of external indices. Currently, we offer two types of Risk Control Accounts: a Secure Account and a Growth Account. We hold reserves for the Index Rate Floor and Cap guarantees for amounts allocated to the Risk Control Accounts in the Risk Control Separate Account. Purchase Payments and Variable Subaccount Value you allocate to the Risk Control Accounts become part of your Risk Control Account Value. Your Risk Control Account Value reflects, in part, the performance of the reference Index, subject to the applicable Index Rate Cap and Index Rate Floor. Your Risk Control Account Value must remain in a Risk Control Account for a period of five years to avoid the imposition of Surrender Charges and a Market Value Adjustment. Partial withdrawals from the Risk Control Accounts are not permitted if there is Variable Subaccount Value, except for withdrawals on the Risk Control Account Maturity Date.
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At the time the Contract is purchased, if a portion of the initial Purchase Payment is allocated to a Risk Control Account, you have thirty days after the initial Risk Control Account Start Date to discontinue your Risk Control Accounts and transfer the total Risk Control Account Value to the Variable Subaccounts. (See “Thirty Day Period to Discontinuing Risk Control Accounts” page __.) Risk Control Account Start Dates offered by the Company are the 10th and 25th of each month, or if a non-Business Day, the next Business Day.

The performance of each Index associated with the Risk Control Accounts does not include dividends paid on the stocks comprising the Index, and therefore, the performance of the Index does not reflect the full performance of those underlying securities.

Risk Control Account Value

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Your Contract Value allocated to the Risk Control Accounts for any Valuation Period is equal to the sum of your Risk Control Account Value in each Risk Control Account. The Risk Control Account Value for each Risk Control Account is equal to:
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•	The number of that Risk Control Account’s Accumulation Credits credited to you; multiplied by

•	The Accumulation Credit Factor for that Risk Control Account at the end of the Valuation Period for which the determination is being made.

Accumulation Credit Factors. The Accumulation Credit Factor for each Risk Control Account is arbitrarily set initially at $10 as of each Risk Control Account Start Date. Thereafter, the Accumulation Credit Factor for the Risk Control Account at the end of each Valuation Period is determined by multiplying (a) by (b) and subtracting (c) (i.e., a x b – c), where:

(a)	= The Accumulation Credit Factor for the Risk Control Account at the start of the Risk Control Account Year;

(b)	= The Index Rate of Return (defined below); and

(c)	= The Risk Control Account Daily Contract Fee (defined below) multiplied by the number of days that have passed since the last Risk Control Account Anniversary.

The “Index Rate of Return” for each Risk Control Account on any Business Day is equal to the change in the Index for the current Risk Control Account Year, adjusted for the Index Rate Cap or Index Rate Floor. Specifically, it is calculated as (A / B), where:

A	=	Adjusted Index Value (defined below) as of the current Business Day; and

B	=
The Initial Index Value as of the start of the current Risk Control Account Year. If a Risk Control Account Start Date or Risk Control Account Anniversary does not fall on a Business Day, the Initial Index Value for the next Business Day will be used.

We use the Index Rate of Return to determine the interest we credit, if any, to Risk Control Account Value.

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The “Adjusted Index Value” is the Closing Index Value adjusted for the Index Rate Cap or Index Rate Floor for the current Risk Control Account Year. The Adjusted Index Value is calculated each time the Index Rate of Return is calculated. This can be as frequently as daily and occurs on each Risk Control Account Anniversary or on any date when a partial withdrawal, surrender, Death Benefit or annuitization is processed. The Closing Index Value is the closing value of an Index as of a Business Day. If the closing value of the Index is not published on that date, we will use the closing value of the Index from the next day on which the closing value of the Index is published. The Adjusted Index Value for each Risk Control Account is calculated as follows:
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•
If the Closing Index Value is greater than the Initial Index Value multiplied by (1 + Index Rate Cap), then the Adjusted Index Value will equal the Initial Index Value multiplied by (1 + Index Rate Cap).

•
If the Closing Index Value is less than the Initial Index Value multiplied by (1 + Index Rate Floor), then the Adjusted Index Value will equal the Initial Index Value multiplied by (1 + Index Rate Floor).

•
If the Closing Index Value is less than the Initial Index Value multiplied by (1 + Index Rate Cap) but more than the Initial Index Value multiplied by (1 + Index Rate Floor), then the Adjusted Index Value will equal the Closing Index Value.

For example, assume the following:

•	Initial Index Value = 1,000

•	Index Rate Cap = 15%

•	Index Rate Floor = -10%

At the time the Index Rate of Return is calculated, the Adjusted Index Value will be:

•	Scenario 1: Closing Index Value is greater than Initial Index Value multiplied by (1 + Index Rate Cap)

management techniques, sales commissions, administrative expenses, regulatory and tax requirements, general economic trends, and competitive factors. We determine the Index Rate Cap and the Index Rate Floor at our sole discretion. We set the Index Rate Cap on each Risk Control Account Anniversary for the subsequent Risk Control Account Year, and guarantee the Index Rate Cap for the duration of the Risk Control Account Year. We guarantee the Index Rate Floor for the life of your Contract. We will forward advance written notice to Owners of any change in the Index Rate Cap for the subsequent Risk Control Account Year at least two weeks prior to Risk Control Account Anniversary. This notice will describe the Owner’s right to transfer Contract Value between Risk Control Accounts, as permitted by the Contract, and the right to exercise the Bailout Provision, if applicable. The Index Rate Cap will always be positive and will be subject to a guaranteed minimum of 1% and a maximum of 75%.

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The Index Rate Floor is the minimum index rate of return used as part of the Accumulation Credit Factor calculation for determining the value of a Risk Control Account prior to deduction of the Contract Fee. This rate will not change during the life of your Contract. The Secure Account has an Index Rate Floor of 0%, and the Growth Account has an Index Rate Floor of-10%. Although negative investment performance is limited by the Index Rate Floor, you could lose more than 10% due to Contract Fees, Surrender Charges, a negative Market Value Adjustment and federal income tax penalties.
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Examples. The following three examples illustrate how investment performance of the reference Index of the Secure and Growth Account is applied in crediting interest to the Risk Control Accounts through the Accumulation Credit Factor based on different levels of Index performance. The change in the value of the Accumulation Credit Factor reflects the application of the Index Rate of Return and a reduction for the Contract Fee. No withdrawals are assumed to occur under these examples and all values are determined on Risk Control Account Anniversaries. The examples assume the purchase of a Series B Contract and the Index Rate Caps remain unchanged since Contract issue. The examples illustrate hypothetical circumstances solely for the purpose of demonstrating Risk Control Account calculations and are not intended as estimates of future performance of the Index.

Example 1: This example illustrates how interest would be credited based on the return of the Index and subject to the Index Rate Cap and Index Rate Floor. In this example, the return on the Index is greater than the Index Rate Cap and Index Rate Floor.

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Assume the following information:
As of the Risk Control Account Start Date:
Risk Control Account Start Date: 10/10/2015
Initial Index Value: 1,000
Contract Fee: 1.50%
S&P 500 Secure Account
Account Value: $75,000
Accumulation Credit Factor: $10
Accumulation Credits: 7,500
Index Rate Floor: 0.00%
Index Rate Cap: 8.00%
S&P 500 Growth Account
Account Value: $25,000
Accumulation Credit Factor: $10
Accumulation Credits: 2,500
Index Rate Floor: -10.00%
Index Rate Cap: 18.00%

As of the Risk Control Account Anniversary:
Risk Control Account Anniversary: 10/10/2016
Closing Index Value: 1,200
Days in Risk Control Account Year: 366

Step 1: Calculate the Adjusted Index Value
The Initial Index Value is 1,000 and the Closing Index Value is 1,200. The Closing Index Value is greater than the Initial Index Value multiplied by the result of 1 plus the Index Rate Cap for both the Secure and Growth Accounts. Therefore, the Adjusted Index Value equals the Initial Index Value multiplied by the result of 1 plus the Index Rate Cap. For the Secure Account, this is calculated as 1,000 multiplied by the result of 1 plus 0.08 which equals 1,080. For the Growth Account, this is calculated as 1,000 multiplied by the result of 1 plus 0.18 which equals 1,180.

Step 2: Calculate the Index Rate of Return
The Index Rate of Return is equal to the Adjusted Index Value divided by the Initial Index Value. For the Secure Account, this is calculated as 1,080 divided by 1,000 which equals 1.08. For the Growth Account, this is calculated as 1,180 divided by 1,000 which equals 1.18.

Step 3: Calculate the Risk Control Account Daily Contract Fee
The Risk Control Account Daily Contract Fee is equal to the Contract Fee divided by the number of days in the Risk Control Account Year multiplied by the Accumulation Credit Factor at the start of the Risk Control Account Year. For both the Secure and Growth Accounts, this is equal to 1.50% divided by 366 multiplied by $10 which equals $0.000409836.

Step 4: Calculate the Accumulation Credit Factor
The Accumulation Credit Factor is equal to the Accumulation Credit Factor at the start of the Risk Control Account Year multiplied by the Index Rate of Return less the result of the Risk Control Account Daily Contract Fee multiplied by the number of days that have passed since the last Risk Control Account Anniversary. For the Secure Account, this is equal to $10 multiplied by 1.08 less the result of $0.000409836 multiplied by 366 which equals $10.65. For the Growth Account, this is equal to $10 multiplied by 1.18 less the result of $0.000409836 multiplied by 366 which equals $11.65.

Step 5: Calculate the Risk Control Account Value.
The Risk Control Account Value is equal to the number of Accumulation Credits multiplied by the ending
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Accumulation Credit Factor. For the Secure Account, this is equal to 7,500 multiplied by $10.65 which equals $79,875. For the Growth Account, this is equal to 2,500 multiplied by $11.65 which equals $29,125. This is an increase of $4,875 for the Secure Account ($79,875 – $75,000 = $4,875) and an increase of $4,125 for the Growth Account ($29,125 – $25,000 = $4,125).

Contract Issue	Risk Control Account Anniversary

Risk Control Account Start Date:	10/10/2015	Risk Control Account Anniversary:	10/10/2016
Initial Index Value:	1,000	Closing Index Value:	1,200
Contract Fee:	1.50%	Days in Risk Control Account Year:	366

Risk Control Accounts:		Risk Control Accounts:
S&P500 Secure Account Value:	$75,000	S&P500 Secure Account Value:	$79,875
Accumulation Credit Factor:	$10	Accumulation Credit Factor:	$10.65
Accumulation Credits:	7,500	Accumulation Credits:	7,500
		Adjusted Index Value:	1,080
Index Rate Floor:	0.00%	Index Rate of Return:	8.00%
Index Rate Cap:	8.00%	Contract Fee:	1.50%

S&P500 Growth Account Value:	$25,000	S&P500 Growth Account Value:	$29,125
Accumulation Credit Factor:	$10	Accumulation Credit Factor:	$11.65
Accumulation Credits:	2,500	Accumulation Credits:	2,500
		Adjusted Index Value:	1,180
Index Rate Floor:	-10.00%	Index Rate of Return:	18.00%
Index Rate Cap:	18.00%	Contract Fee:	1.50%
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Example 2: This example illustrates how interest would be credited based on the return of the Index and subject to the Index Rate Cap and Index Rate Floor. In this example, the return on the Index is less than the Index Rate Cap and greater than the Index Rate Floor.

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Assume the following information:
As of the Prior Risk Control Account Anniversary:
Prior Risk Control Account Anniversary: 10/10/2016
Initial Index Value: 1,200
Contract Fee: 1.50%
S&P 500 Secure Account
Account Value: $79,875
Accumulation Credit Factor: $10.65
Accumulation Credits: 7,500
Index Rate Floor: 0.00%
Index Rate Cap: 8.00%
S&P 500 Growth Account
Account Value: $29,125
Accumulation Credit Factor: $11.65
Accumulation Credits: 2,500
Index Rate Floor: -10.00%
Index Rate Cap: 18.00%

As of the Risk Control Account Anniversary:
Risk Control Account Anniversary: 10/10/2017
Closing Index Value: 1,236
Days in Risk Control Account Year: 365

Step 1: Calculate the Adjusted Index Value
The Initial Index Value is 1,200 and the Closing Index Value is 1,236. The Closing Index Value is less than the Initial Index Value multiplied by the result of 1 plus the Index Rate Cap, but it is more than the Initial Index Value multiplied by the result of 1 plus the Index Rate Floor for both the Secure and Growth Accounts. Therefore, the Adjusted Index Value equals the Closing Index Value which is 1,236.

Step 2: Calculate the Index Rate of Return
The Index Rate of Return is equal to the Adjusted Index Value divided by the Initial Index Value. For both the Secure and Growth Accounts, this is calculated as 1,236 divided by 1,200 which equals 1.03.

Step 3: Calculate the Risk Control Account Daily Contract Fee
The Risk Control Account Daily Contract Fee is equal to the Contract Fee divided by the number of days in the Risk Control Account Year multiplied by the Accumulation Credit Factor at the start of the Risk Control Account Year. For the Secure Account, this is equal to 1.50% divided by 365 multiplied by $10.65 which equals $0.000437671. For the Growth Account, this is equal to 1.50% divided by 365 multiplied by $11.65 which equals $0.000478767.

Step 4: Calculate the Accumulation Credit Factor
The Accumulation Credit Factor is equal to the Accumulation Credit Factor at the start of the Risk Control Account Year multiplied by the Index Rate of Return less the result of the Risk Control Account Daily Contract Fee multiplied by the number of days that have passed since the last Risk Control Account Anniversary. For the Secure Account, this is equal to $10.65 multiplied by 1.03 less the result of $0.000437671 multiplied by 365 which equals $10.80975. For the Growth Account, this is equal to $11.65 multiplied by 1.03 less the result of $0.000478767 multiplied by 365 which equals $11.82475.

Step 5: Calculate the Risk Control Account Value.
The Risk Control Account Value is equal to the number of Accumulation Credits multiplied by the ending Accumulation Credit Factor. For the Secure Account, this is equal to 7,500 multiplied by $10.80975 which
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equals $81,073.13. For the Growth Account, this is equal to 2,500 multiplied by $11.82475 which equals $29,561.88. This is an increase of $1,198.13 for the Secure Account ($81,073.13 – $79,875 = $1,198.13) and an increase of $436.88 for the Growth Account ($29,561.88 – $29,125 = $436.88).

Prior Risk Control Account Anniversary	Risk Control Account Anniversary

Risk Control Account Start Date:	10/10/2016	Risk Control Account Anniversary:	10/10/2017
Initial Index Value:	$1,200	Closing Index Value:	$1,236
Contract Fee:	1.50%	Days in Risk Control Account Year:	365

Risk Control Accounts:		Risk Control Accounts:
S&P500 Secure Account Value:	$79,875	S&P500 Secure Account Value:	$81,073.13
Accumulation Credit Factor:	$10.65	Accumulation Credit Factor:	$10.80975
Accumulation Credits:	$7,500	Accumulation Credits:	$7,500
		Adjusted Index Value:	$1,236
Index Rate Floor:	0.00%	Index Rate of Return:	3.00%
Index Rate Cap:	8.00%	Contract Fee:	1.50%

S&P500 Growth Account Value:	$29,125	S&P500 Growth Account Value:	$29,561.88
Accumulation Credit Factor:	$11.65	Accumulation Credit Factor:	$11.82475
Accumulation Credits:	$2,500	Accumulation Credits:	$2,500
		Adjusted Index Value:	$1,236
Index Rate Floor:	-10.00%	Index Rate of Return:	3.00%
Index Rate Cap:	18.00%	Contract Fee:	1.50%
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Example 3: This example illustrates how interest would be credited based on the return of the Index and subject to the Index Rate Cap and Index Rate Floor. In this example, the return on the Index is less than the Index Rate Floor.

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Assume the following information:
As of the Prior Risk Control Account Anniversary:
Prior Risk Control Account Anniversary: 10/10/2017
Initial Index Value: 1,236
Contract Fee: 1.50%
S&P 500 Secure Account
Account Value: $81,073.13
Accumulation Credit Factor: $10.80975
Accumulation Credits: 7,500
Index Rate Floor: 0.00%
Index Rate Cap: 8.00%
S&P 500 Growth Account
Account Value: $29,561.88
Accumulation Credit Factor: $11.82475
Accumulation Credits: 2,500
Index Rate Floor: -10.00%
Index Rate Cap: 18.00%

As of the Risk Control Account Anniversary:
Risk Control Account Anniversary: 10/10/2018
Closing Index Value: 988.8
Days in Risk Control Account Year: 365

Step 1: Calculate the Adjusted Index Value
The Initial Index Value is 1,236 and the Closing Index Value is 988.8. The Closing Index Value is less than the Initial Index Value multiplied by the result of 1 plus the Index Rate Floor for both the Secure and Growth Accounts. Therefore, the Adjusted Index Value equals the Initial Index Value multiplied by the result of 1 plus the Index Rate Floor. For the Secure Account, this is calculated as 1,236 multiplied by the result of 1 plus 0.00 which equals 1,236. For the Growth Account, this is calculated as 1,236 multiplied by the result of 1 plus -0.10 which equals 1,112.4.

Step 2: Calculate the Index Rate of Return
The Index Rate of Return is equal to the Adjusted Index Value divided by the Initial Index Value. For the Secure Account, this is calculated as 1,236 divided by 1,236 which equals 1.00. For the Growth Account, this is calculated as 1,112.4 divided by 1,236 which equals 0.90.

Step 3: Calculate the Risk Control Account Daily Contract Fee
The Risk Control Account Daily Contract Fee is equal to the Contract Fee divided by the number of days in the Risk Control Account Year multiplied by the Accumulation Credit Factor at the start of the Risk Control Account Year. For the Secure Account, this is equal to 1.50% divided by 365 multiplied by $10.80975 which equals $0.000444236. For the Growth Account, this is equal to 1.50% divided by 365 multiplied by $11.82475 which equals $0.000485949.

Step 4: Calculate the Accumulation Credit Factor
The Accumulation Credit Factor is equal to the Accumulation Credit Factor at the start of the Risk Control Account Year multiplied by the Index Rate of Return less the result of the Risk Control Account Daily Contract Fee multiplied by the number of days that have passed since the last Risk Control Account Anniversary. For the Secure Account, this is equal to $10.80975 multiplied by 1.00 less the result of $0.000444236 multiplied by 365 which equals $10.647604. For the Growth Account, this is equal to $11.82475 multiplied by 0.90 less the result of $0.000485949 multiplied by 365 which equals $10.464904.
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Step 5: Calculate the Risk Control Account Value.
The Risk Control Account Value is equal to the number of Accumulation Credits multiplied by the ending Accumulation Credit Factor. For the Secure Account, this is equal to 7,500 multiplied by $10.647604 which equals $79,857.03. For the Growth Account, this is equal to 2,500 multiplied by $10.464904 which equals $26,162.26. This is a decrease of $1,216.10 for the Secure Account ($79,857.03 – $81,073.13 = -$1,216.10) and a decrease of $3,399.62 for the Growth Account ($26,162.26 – $29,561.88 = -$3,399.62).

Prior Risk Control Account Anniversary	Risk Control Account Anniversary

Risk Control Account Start Date:	10/10/2017	Risk Control Account Anniversary:	10/10/2018
Initial Index Value:	1,236	Closing Index Value:	988.8
Contract Fee:	1.50%	Days in Risk Control Account Year:	365

Risk Control Accounts:		Risk Control Accounts:
S&P500 Secure Account Value:	$81,073.13	S&P500 Secure Account Value:	$79,857.03
Accumulation Credit Factor:	$10.80975	Accumulation Credit Factor:	$10.647604
Accumulation Credits:	7,500	Accumulation Credits:	7,500
		Adjusted Index Value:	1,236
Index Rate Floor:	0.00%	Index Rate of Return:	0.00%
Index Rate Cap:	8.00%	Contract Fee:	1.50%

S&P500 Growth Account Value:	$29,561.88	S&P500 Growth Account Value:	$26,162.26
Accumulation Credit Factor:	$11.82475	Accumulation Credit Factor:	$10.464904
Accumulation Credits:	2,500	Accumulation Credits:	2,500
		Adjusted Index Value:	1,112.4
Index Rate Floor:	-10.00%	Index Rate of Return:	-10.00%
Index Rate Cap:	18.00%	Contract Fee:	1.50%

Addition or Substitution of an Index. The same Index will be used for each Risk Control Account for the duration of the Risk Control Account Period. However, there is no guarantee that the Index will be available during the entire time you own your Contract. If: (i) the Index is discontinued, or (ii) the calculation of that Index is materially changed, we may substitute a suitable Index that will be used for the remainder of the Risk Control Account Period. If we substitute an Index, the performance of the new Index may differ from the original Index. This, in turn, may affect the interest
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credited to the Risk Control Account and the interest you earn under the Contract. We will not substitute an Index until that Index has been approved by the insurance department in your state.
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We reserve the right to add or substitute the Index. If we substitute the Index, the performance of the new Index may differ from the original Index. This, in turn, may affect the Credited Index Interest you earn.

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In the unlikely event that we substitute the Index, we will attempt to add a suitable alternative index that is substantially similar to the Index being replaced on the same day that we remove the Index. If we are unable to do so, so that there is a brief interval between the date on which we remove the Index and add a suitable alternative index as a replacement, your Contract Value will continue to be allocated to the Risk Control Accounts. However, any credit to your Contract Value for that Risk Control Account Year will not reflect changes in the value of the Index or the replacement index during that interim period. If you take a partial withdrawal, surrender or annuitize the Contract, or die during the interim period, we will apply to your Contract Value allocated to a Risk Control Accounts based on the percentage change in the Index from the beginning of the Risk Control Account Year to the date on which the Index became unavailable under the Contract.
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Please note that we may add or substitute an Index associated with the Risk Control Accounts by sending you written notice at your last known address stating the effective date on which the Index will be added or substituted. We will send you the notice in your annual report unless earlier written notice is necessary.

Risk Control Account Maturity Date

Rebalancing will occur automatically on the Risk Control Account Maturity Date. You may also exercise one of the following options by Authorized Request, without incurring a Market Value Adjustment or Surrender Charge. Surrender Charges do not apply to Series C Contracts. If you intend to change allocation instructions, transfer values or make withdrawals from a Risk Control Account, an Authorized Request must be received by us at least one Business Day prior to the Risk Control Account Maturity Date, otherwise your Risk Control Account Value will be allocated to a new Risk Control Account for another five-year term.

Five Years Until Payout Date.  If there are at least five years until the Payout Date, you may exercise any of the following options by Authorized Request:

•	Request a change to your allocation instructions as of the Risk Control Account Maturity Date for any or all of the Allocation Levels;

•
Request to transfer value (either a specific dollar amount or percentage) from the Risk Control Account Option to the Variable Subaccount Option (Level C), or vice versa, as of the Risk Control Account Maturity Date. If you choose this option:

• The transfer will occur Pro Rata from the Risk Control Accounts, or Variable Subaccounts, as applicable; and

•
Rebalancing at Levels I and R will occur as of the Risk Control Account Maturity Date. However, rebalancing at Levels C and V will be discontinued, unless or until you elect to reinstate rebalancing at Level C.

•	Withdraw the total Risk Control Account Value as of the Risk Control Account Maturity Date; or

•	Withdraw a portion of the total Risk Control Account Value as of the Risk Control Account Maturity Date. If you choose this option, you may also change your allocation instructions or request to transfer value, as described above.

Market Value Adjustment. Conversely, if the change is negative (less than one), we divide the amount of the withdrawal subject to the Market Value Adjustment by the change in the Accumulation Credit Factor, which will increase the amount subject to the market value adjustment factor and therefore increase the amount of any positive or negative Market Value Adjustment. If there is no change in the Accumulation Credit Factor (the current Accumulation Credit Factor divided by the prior Accumulation Credit Factor equals one), there will be no change in the amount of the withdrawal subject to the market value adjustment factor and in the amount of any positive or negative Market Value Adjustment.

The Market Value Adjustment helps us offset our costs and risks of owning fixed income investments and other investments we use to back the guarantees under your Contract from the Risk Control Account Start Date to the time of a surrender or partial withdrawal.

Application and Waiver

For each Risk Control Account, we will calculate the Market Value Adjustment as of the date we receive your Authorized Request for surrender or partial withdrawal in Good Order at our Administrative Office. If the Market Value Adjustment is positive, we will increase your Surrender Value or amount you receive from a partial withdrawal by the amount of the positive Market Value Adjustment. If the Market Value Adjustment is negative, we will decrease the Surrender Value or amount you receive from a partial withdrawal by the amount of the negative Market Value Adjustment.

We will not apply a Market Value Adjustment to:

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1.	Death Benefit proceeds;

2.	Transfers;

3.	Partial withdrawals taken as required minimum distributions under the Internal Revenue Code that are withdrawn under a systematic withdrawal program we provide;

4.	Upon application of Contract Value to an Income Payout Option;

5.	Partial withdrawals and surrenders from a Risk Control Account on the Risk Control Account Maturity Date; and

6.	Partial withdrawals and surrenders from the Holding Account.
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Market Value Adjustment Formula

A Market Value Adjustment is equal to the amount of the partial withdrawal or surrender from the Risk Control Account (W) divided by the result of the current Accumulation Credit Factor for the Risk Control Account divided by the prior Accumulation Credit Factor for the Risk Control Account then multiplied by the market value adjustment factor (MVAF) minus 1 or (W/(C/P))x(MVAF -1).

Where:

C = current Accumulation Credit Factor for the Risk Control Account (i.e., as of the date of withdrawal); and

P = prior Accumulation Credit Factor for the Risk Control Account (i.e., as of the Risk Control Account Anniversary immediately preceding the date of withdrawal).

MVAF= ((1 + I + K)/(1 + J + L)) ^N where:

I = The Constant Maturity Treasury Rate as of the Risk Control Account Start Date for a maturity consistent with the Risk Control Account Period;